Publication: South China Morning Post **Date:** 29 August 2005
Page: Classified 11 **Where Published:** Hong Kong

FPC Exemption (82-838)

05011099

SUPPL

PROCESSED SEP 12 2005 THOMSON FINANCIAL

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

2005 FIRST SEMESTER RESULTS OF PT INDOFOOD SUKSES MAKMUR TBK AND SUBSIDIARIES

The following is a reproduction of a press release and financial statements, issued pursuant to Chapter 13.09(2) of the Listing Rules by First Pacific Company Limited ("First Pacific") for information purpose only, released in Indonesia by PT Indofood Sukses Makmur Tbk ("Indofood" or "the Company"), a subsidiary of First Pacific Company Limited, in accordance with the requirements of the Jakarta and Surabaya stock exchanges.

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2005 AND 2004
(Amounts in Thousands of Rupiah, except Share Data)
(UNAUDITED)

ASSETS

	2005	2004 (As Restated)
	Rp	Rp
CURRENT ASSETS		
Cash and cash equivalents	981,131,112	1,820,598,261
Short-term investments	411,615,119	113,373,950
Accounts receivable		
Trade		
Third parties – net	1,251,713,761	1,180,145,930
Related parties	113,829,553	89,156,759
Non-trade		
Third parties – net	231,334,527	512,900,349
Related parties	114,374,445	120,489,468
Inventories – net	2,462,190,064	2,392,129,275
Advances and deposits	292,193,065	308,241,758
Prepaid taxes	184,022,835	231,344,212
Prepaid expenses and other current assets	79,200,013	103,692,160
Total Current Assets	6,126,706,496	7,052,976,122
NON-CURRENT ASSETS		
Currency swap assets – net	-	1,226,871,891
Long-term receivables		
Third parties	-	351,504,244
Related parties	-	81,392,150
Claims for tax refund	396,622,696	140,639,858
Deferred tax assets – net	66,795,465	46,033,886
Investments in shares of stock and convertible bonds	279,701,966	13,587,216
Plantations		
Mature plantations – net	147,955,334	122,598,817
Immature plantations	188,255,215	53,669,388
Property, plant and equipment – net	6,005,587,331	5,752,659,160
Deferred charges – net	185,988,370	175,500,407
Goodwill – net	211,575,591	-
Other non-current assets	755,796,717	773,922,743
Total Non-current Assets	8,106,278,685	8,753,179,760
TOTAL ASSETS	14,232,985,181	15,806,155,882

LIABILITIES AND SHAREHOLDERS' EQUITY

	2005	2004 (As Restated)
	Rp	Rp
CURRENT LIABILITIES		
Short-term bank loans and overdraft	220,218,891	362,685,126
Trust receipts payable	516,850,416	117,367,820
Accounts payable		
Trade		
Third parties	1,221,976,221	1,850,185,596
Related parties	57,143,477	45,086,461
Non-trade		
Third parties	292,447,271	662,095,852
Related parties	82,898,611	126,309,553
Accrued expenses	336,819,958	329,414,716
Taxes payable	154,141,530	199,669,089
Current maturities of long-term debts		
Bonds payable – net	1,000,000,000	-
Bank loans and other borrowings	439,374,363	466,349,187
Obligations under capital leases	7,463,210	31,605,915
Total Current Liabilities	4,338,533,950	4,190,969,315
NON-CURRENT LIABILITIES		
Long-term debts – net of current maturities		
Bank loans and other borrowings	250,941,806	996,619,704
Bonds and guaranteed notes payable – net	4,017,982,450	5,338,915,740
Obligations under capital leases	-	7,463,210
Sub-total	4,268,924,256	6,342,998,654
Deferred tax liabilities – net	583,022,695	532,092,116
Estimated liabilities for employees' benefit	227,979,851	172,578,712
Total Non-current Liabilities	5,079,926,802	7,047,669,482
MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES	619,735,513	628,201,621
SHAREHOLDERS' EQUITY		
Capital stock – Rp 100 par value		
Authorized – 30,000,000,000 shares		
Issued and fully paid		
– 9,444,189,000 *shares*	944,418,900	944,418,900
Additional paid-in capital	1,182,045,894	1,182,045,894
Differences arising from restructuring transactions among entities under *common control*	(917,740,765)	(917,740,765)
Unrealized gains (losses) on investments in marketable securities – net	31,247,095	(13,556,458)
Differences arising from changes in *equities of subsidiaries*	78,731,138	(614,400)
Differences arising from foreign currency translations	2,064,933	24,453
Retained earnings		
Appropriated	45,000,000	40,000,000
Unappropriated	3,570,091,062	3,445,807,181
Treasury stock – 915,600,000 shares	(741,069,341)	(741,069,341)
Net Shareholders' Equity	4,194,788,916	3,939,315,464
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	14,232,985,181	15,806,155,882

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(Amounts in Thousands of Rupiah, except Earnings per Share)
(UNAUDITED)

	2005	2004 (As Restated)
	Rp	Rp
NET SALES	8,608,699,132	8,560,036,823
COST OF GOODS SOLD	6,469,379,663	6,320,102,330
GROSS PROFIT	2,139,319,469	2,239,934,493
OPERATING EXPENSES		
Selling	790,495,245	791,395,309
General and administrative	464,697,600	435,103,054
Total Operating Expenses	1,255,192,845	1,226,898,363
INCOME FROM OPERATIONS	884,126,624	*1,013,036,130*
OTHER INCOME/(CHARGES)		
Interest income	24,814,788	83,223,487
Interest expense and other financing charges	(452,110,827)	(455,907,966)
Losses on foreign exchange – net of gains on changes in fair values of net currency swap assets in 2004	(445,081,616)	(277,380,515)
Others – net	111,595,877	(58,690,697)
Other Charges – Net	(760,781,778)	(708,755,696)
INCOME BEFORE TAX BENEFIT/(EXPENSE)	123,344,846	304,280,434
TAX BENEFIT/(EXPENSE)		
Current	(141,736,744)	(166,547,700)
Deferred	88,081,120	55,832,701
Tax Expense – Net	(53,655,624)	(110,714,999)
INCOME BEFORE MINORITY INTERESTS IN NET EARNINGS/(LOSSES) OF SUBSIDIARIES	69,689,222	193,565,435
MINORITY INTERESTS IN NET EARNINGS/(LOSSES) OF *SUBSIDIARIES – Net*	*(55,234,954)*	*(72,793,750)*
NET INCOME	14,454,268	120,771,685
EARNINGS PER SHARE		
Income from Operations	104	119
Net Income	2	14

Notes:

1. Starting January 1, 2005, the Group adopted retrospectively the provisions of SFAS No. 24 (Revised), "Employee Benefit". Accordingly, the Consolidated Financial Statements as of and for the six months ended June 30, 2004 have been restated.
2. Earnings per share is computed based on the weighted average number of outstanding shares during the periods.
3. The foreign exchange rates used as at June 30, 2005 and 2004 were *Rp9,713 and Rp9,415 to US$1, respectively.*
4. For comparative purposes, certain accounts in the 2004 Consolidated Financial Statements have been reclassified to conform with the 2005 presentation.
5. The above Consolidated Balance Sheets as at June 30, 2005 and 2004, and the related Consolidated Statements of Income for the six months ended June 30, 2005 and 2004 have been reviewed by Prasetio, Sarwoko & Sandjaja, Registered Public Accountants.

The Board of Directors of PT Indofood Sukses Makmur Tbk announced its operating results for the first semester of 2005 with net sales showing a slight improvement to Rp.8.6 trillion (including export sales revenues of US$115.2 million). However, the Company registered net profit after tax for the six months period of Rp.14.5 billion after the effects of "one-time" charges and credits as follows:

– Losses on unwinding of "Principal-Only-Swap" (POS) hedging contracts of US$250 million	– Rp.	287.4 billion
– Premium paid on Eurobond redemption and other related charges	– Rp.	39.2 billion
– Retirement and severance allowances	– Rp.	63.2 billion
– Goodwill compensation arising from Nestle JV	– Rp.	(130.0) billion
– Tax effect and others	– Rp.	(73.5) billion
Net charges	Rp	186.3 billion

Net profits reported in the same period last year (as restated) was Rp.120.8 billion. HAD THERE BEEN NO CHARGES AND CREDITS, NET PROFITS AFTER TAX FOR THE FIRST SEMESTER 2005 WOULD HAVE BEEN RP.200.7 BILLION.

For the first semester, sales contributed by Bogasari was 36%, consumer branded products (including noodles) 37%, edible oils & fats 15%, distribution 12%. Overall gross margin declined to 24.9% in 2005 from 26.2% in 2004 while operating (EBIT) margin went down to 10.3% in 2005 as compared to 11.8% in 2004. This is the result of a number of factors notably the continuing "buy-5-get-1" *noodles promotional program which started in April 2004*, the lower than expected volumes especially for noodles, flour, CPO production and food seasonings, higher costs of certain raw and packaging materials and expenses related to retirement and severance allowances, as mentioned above.

Total assets at the end of June 30, 2005 were Rp.14.2 trillion (Dec.31, 2004: Rp.15.7 trillion), including cash & cash equivalent of Rp.981.1 billion (Dec.31, 2004: Rp.1.4 trillion).

Outstanding debts as at June 30, 2005 were reduced to US$172.1 million (Dec.31, 2004: US$317.4 million) and Rp.4.8 trillion (Dec.31, 2004: Rp.4.9 trillion) for a total Rupiah equivalent of Rp.6.5 trillion (Dec.31, 2004: Rp.7.9 trillion).

Debt to equity ratio and net gearing ratio improved to 1.5 times and 1.3 times, respectively (Dec.31, 2004: 1.9 times and 1.5 times, respectively).

Up to June 30, 2005, the total Eurobonds redeemed was *US$149.3* million out of US$310 million. An additional US$5 million was redeemed subsequently. In July 2005, the first series of Rupiah bonds of Rp.1 trillion with a coupon rate of 16% p.a. matured and was repaid timely.

Regarding the decision of the U.K. High Court to disallow Indofood from exercising its legal right to redeem the Eurobonds at par, the Board of Directors will consider all of the options, including the possibility of an appeal after receiving the reasons for the ruling in September 2005.

Regarding the planned spin-off and IPO of Bogasari, the Board stated: "In view of the current less favorable equity market condition, we will closely keep monitoring further market development for this plan".

As a total food solutions company, Indofood will continue its reengineering initiatives *covering* Indofood Group's business structures, production facilities, organization & human resources, products and services, and business process for better efficiency and productivity, particularly in facing the increased competitive business environments.

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and Chief Executive Officer

Hong Kong, 26 August, 2005

As at the date of this announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*	Tedy Djuhar
Manuel V. Pangilinan, *Managing Director and CEO*	Sutanto Djuhar
Edward A. Tortorici	Ibrahim Risjad
Robert C. Nicholson	*Benny S. Santoso*
His Excellency Albert F. del Rosario	Graham L. Pickles*
Edward K.Y. Chen*, *GBS, CBE, JP*	David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

dlw 9/12